UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated January 12, 2015, announcing the proposed underwritten public offering of $40.0 million aggregate principal amount of additional 4.00% Convertible Senior Notes due 2018.

Attached as Exhibit 99.2 is a copy of the press release of the Company, dated January 13, 2015, announcing the upsizing and pricing of the Company's underwritten public offering of $42.0 million aggregate principal amount of additional 4.00% Convertible Senior Notes due 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)

Dated: January 16, 2015	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 99.1

Aegean Marine Petroleum Network Inc. Announces Proposed Offering of $40.0 Million of Additional 4.00% Convertible Senior Notes due 2018
PIRAEUS, Greece, Jan. 12, 2015 /PRNewswire/ -- Aegean Marine Petroleum Network Inc. (NYSE: ANW) (the "Company") announced today that it intends to offer $40.0 million aggregate principal amount of additional 4.00% Convertible Senior Notes due 2018 (the "new notes") in a registered public offering. The new notes are expected to have the same terms as, be fungible with, and form a single series with, $86.25 million aggregate principal amount of the Company's 4.00% Convertible Senior Notes due 2018 that were issued in October 2013 (the "existing notes", and together with the new notes, the "notes"), all of which remain outstanding. The Company also intends to grant the underwriters a 30-day option to purchase up to an additional $6.0 million in aggregate principal amount of the 4.00% Convertible Senior Notes due 2018. Upon conversion, noteholders will receive, at the Company's option, shares of the Company's common stock, cash or a combination of shares and cash. The Company expects to use the net proceeds from the sale of the new notes for working capital required to fund its expansion into existing and new markets. Jefferies LLC is acting as sole book-running manager for the offering.
The offering may be made only by means of a prospectus supplement and accompanying base prospectus. When available, copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from Jefferies LLC (Attn: Equity Syndicate Prospectus Department), 520 Madison Avenue, 2nd Floor, New York, New York 10022, Phone: 1-877-547-6340, Email: Prospectus_Department@Jefferies.com.
This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A shelf registration statement relating to the new notes was filed with the U.S. Securities and Exchange Commission (the "SEC") and is effective.
Forward-Looking Statements
This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning the completion, timing and size of the proposed offering and other statements that are other than statements of historical facts. These statements involve significant risks and uncertainties. Because these statements reflect our current expectations concerning future events, our actual events could differ materially from those anticipated in these forward-looking statements as a result of many factors. These factors include, but are not limited to: the risk that the offering may be delayed or may not occur due to market or other conditions and the satisfaction of customary closing conditions related to the proposed public offering. Additional information concerning these and other factors that may cause actual events to differ materially from those anticipated in the forward-looking statements is contained in the "Risk Factors" section of the Company's most recent Annual Report on Form 20-F, in our other periodic reports and filings with the SEC and in the prospectus supplement related to the offering. The Company cautions investors not to place undue reliance on the forward-looking statements contained in this press release. All forward-looking statements are based on information currently available to the Company on the date hereof, and the Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this press release, except as required by law.
Investor Relations: 212-430-1098
SOURCE Aegean Marine Petroleum Network Inc.

Exhibit 99.2

Aegean Marine Petroleum Network Inc. Announces Upsizing and Pricing of Public Offering of 4.00% Convertible Senior Notes due 2018

PIRAEUS, Greece, Jan. 13, 2015 /PRNewswire/ -- Aegean Marine Petroleum Network Inc. (NYSE: ANW) (the "Company") announced today that it has upsized and priced its previously announced registered public offering of additional 4.00% Convertible Senior Notes due 2018 (the "new notes"). The size of the offering has been increased from $40.0 million in aggregate principal amount of the new notes to $42.0 million in aggregate principal amount of the new notes, and has priced at 111.0%, plus accrued interest, if any, from November 1, 2014. The new notes are expected to have the same terms as, be fungible with, and form a single series with, $86.25 million aggregate principal amount of the Company's 4.00% Convertible Senior Notes due 2018 that were issued in October 2013, all of which remain outstanding. Upon conversion, noteholders will receive cash, shares of the Company's common stock or a combination of cash and shares of the Company's common stock, at the Company's election. The Company expects to use the net proceeds from the sale of the new notes for working capital required to fund its expansion into existing and new markets. The Company has granted the underwriters a 30-day option to purchase an additional $6.3 million in aggregate principal amount of the new notes.

The offering is expected to close on January 16, 2015, subject to the satisfaction of certain customary closing conditions.

Jefferies LLC is acting as sole book-running manager for the offering. ABN AMRO, Clarkson Capital Markets LLC and Stifel are acting as co-managers of the offering.

The offering may be made only by means of a prospectus supplement and accompanying base prospectus. When available, copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from Jefferies LLC (Attn: Equity Syndicate Prospectus Department), 520 Madison Avenue, 2nd Floor, New York, New York 10022, Phone: 1-877-547-6340, Email:Prospectus_Department@Jefferies.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A shelf registration statement relating to the new notes was filed with the U.S. Securities and Exchange Commission and is effective.

SOURCE Aegean Marine Petroleum Network Inc.

Investor Relations: 212-430-1098